SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number 001-14622

Compagnie Générale de Géophysique-Veritas

(Exact name of registrant as specified in its charter)

CGG Veritas

(Translation of registrant’s name into English)

Republic of France

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris

France

(33) 1 64 47 45 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements”. We have based these forward-looking statements on our current views and assumptions about future events.

These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

•	the impact of the current economic and credit environment and volatility in oil and natural gas prices;

•	the social, political and economic risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire, including the Geoscience division of Fugro;

•	any write-downs of goodwill on our balance sheet;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk;

•	our ability to finance our operations on acceptable terms;

•	the impact of fluctuations in fuel costs on our marine acquisition business;

•	the timely development and acceptance of our new products and services;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to unilaterally terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in adapting our fleet to changes in the seismic market;

•	the seasonal and variable nature of our revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

•

our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations;

•	exposure to interest rate risk; and

•	our success at managing the foregoing risks.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Certain of these risks are described in our annual report on Form 20-F for the year ended December 31, 2011 that we filed with the SEC on April 20, 2012. Our annual report on Form 20-F is available on our website at www.cggveritas.com or on the website maintained by the SEC at www.sec.gov. You may request a copy of our annual report on Form 20-F, which includes our complete audited financial statements, at no charge, by calling our investor relations department at + 33 1 6447 3831, sending an electronic message to invrelparis@cggveritas.com or invrelhouston@cggveritas.com or writing to CGG Veritas – Investor Relations Department, Tour Maine Montparnasse – 33, avenue du Maine – 75015 Paris, France.

Item 1: FINANCIAL STATEMENTS

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended September 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2012	2011 (restated)
Operating revenues	855.0	796.7
Other income from ordinary activities	0.6	0.7
Total income from ordinary activities	855.6	797.4
Cost of operations	(660.5)	(638.8)
Gross profit	195.1	158.6
Research and development expenses, net	(20.9)	(17.5)
Marketing and selling expenses	(22.1)	(18.2)
General and administrative expenses	(44.6)	(45.7)
Other revenues (expenses), net	6.8	20.5
Operating income	114.3	97.7
Expenses related to financial debt	(38.8)	(40.4)
Income provided by cash and cash equivalents	0.6	0.6
Cost of financial debt, net	(38.2)	(39.8)
Other financial income (loss)	(0.1)	7.5
Income (loss) of consolidated companies before income taxes	76.0	65.4
Deferred taxes on currency translation	0.2	(7.7)
Other income taxes	(41.0)	(19.0)
Total income taxes	(40.8)	(26.7)
Net income (loss) from consolidated companies	35.2	38.7
Share of income (loss) in companies accounted for under equity method	12.6	1.8
Net income (loss)	47.8	40.5
Attributable to :
Owners of CGGVeritas	$44.2	37.3
Owners of CGGVeritas (1)	€34.6	26.8
Non-controlling interests	$3.6	3.2
Weighted average number of shares outstanding	151,985,357	151,857,149
Dilutive potential shares from stock-options	810,629	360,279
Dilutive potential shares from performance share plan	680,746	471,643
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	153,476,732	152,689,071
Net income (loss) per share
Basic	$0.29	0.25
Basic	€0.23	0.18
Diluted	$0.29	0.24
Diluted	€0.23	0.18

(1)	Corresponding to the nine month amount in euros less the half-year amount in euros.
(2)	Convertible bonds had an accretive effect (increase of our earning per share); as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.

See notes to Interim Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Nine months ended September 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2012	2011 (restated)
Operating revenues	2,472.6	2,276.0
Other income from ordinary activities	2.7	2.4
Total income from ordinary activities	2,475.3	2,278.4
Cost of operations	(1,963.8)	(1,919.8)
Gross profit	511.5	358.6
Research and development expenses, net	(65.4)	(55.5)
Marketing and selling expenses	(68.7)	(58.4)
General and administrative expenses	(137.5)	(141.4)
Other revenues (expenses), net	12.8	32.3
Operating income	252.7	135.6
Expenses related to financial debt	(117.5)	(136.9)
Income provided by cash and cash equivalents	2.0	1.8
Cost of financial debt, net	(115.5)	(135.1)
Other financial income (loss)	1.3	(10.9)
Income (loss) of consolidated companies before income taxes	138.5	(10.4)
Deferred taxes on currency translation	0.2	(1.4)
Other income taxes	(86.9)	(32.4)
Total income taxes	(86.7)	(33.8)
Net income (loss) from consolidated companies	51.8	(44.2)
Share of income (loss) in companies accounted for under equity method	26.3	9.5
Net income (loss)	78.1	(34.7)
Attributable to :
Owners of CGGVeritas	$64.9	(44.9)
Owners of CGGVeritas (1)	€50.4	(31.7)
Non-controlling interests	$13.2	10.2
Weighted average number of shares outstanding	151,927,186	151,746,775
Dilutive potential shares from stock options	685,906	(2)
Dilutive potential shares from performance share plan	680,746	(2)
Dilutive potential shares from convertible bonds	(3)	(3)
Dilutive weighted average number of shares outstanding adjusted when dilutive	153,293,838	151,746,775
Net income (loss) per share
Basic	$0.43	(0.30)
Basic	€0.33	(0.21)
Diluted	$0.42	(0.30)
Diluted	€0.33	(0.21)

(1)	Converted at the average exchange rate of U.S.$1.2878 and U.S.$1.4166 per € for the periods ended September 30, 2012 and 2011, respectively.
(2)	As our net result was a loss, stock options and performance shares plans had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted loss per share.
(3)	Convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares or in the calculation of diluted income per share.

See notes to Interim Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Nine months ended September 30,
Amounts in millions of U.S.$	2012	2011 (restated)
Net income (loss) from statements of operations	78.1	(34.7)
Gain (loss) on cash flow hedges	4.6	(4.0)
Income taxes	(1.6)	1.4
Net gain (loss) on cash flow hedges	3.0	(2.6)
Gain (loss) on actuarial changes on pension plan	—	0.6
Income taxes	—	(0.2)
Net gain (loss) on actuarial changes on pension plan	—	0.4
Exchange differences on translation of foreign operations	8.0	(23.0)
Other comprehensive income (loss) for the period, net of taxes, in companies accounted for under the equity method	1.5	(0.7)
Total other comprehensive income (loss) for the period, net of taxes	12.5	(25.9)
Total comprehensive income (loss) for the period	90.6	(60.6)
Attributable to :
Owners of CGGVeritas	77.8	(72.5)
Non-controlling interests	12.8	11.9

The components recognized in other comprehensive income are not reclassified to the income statement in subsequent periods.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

CONSOLIDATED BALANCE SHEET

Amounts in millions of U.S.$, unless indicated	September 30, 2012 (unaudited)	December 31, 2011 (restated)
ASSETS
Cash and cash equivalents	337.1	531.4
Trade accounts and notes receivable, net	845.2	876.0
Inventories and work-in-progress, net	424.0	361.5
Income tax assets	109.8	119.4
Other current assets, net	155.4	157.0
Assets held for sale, net	425.5	64.5
Total current assets	2,297.0	2,109.8
Deferred tax assets	178.8	188.8
Investments and other financial assets, net	52.6	24.7
Investments in companies under equity method	139.5	131.7
Property, plant and equipment, net	1,171.3	1,183.2
Intangible assets, net	974.8	865.1
Goodwill, net	2,413.0	2,688.2
Total non-current assets	4,930.0	5,081.7
TOTAL ASSETS	7,227.0	7,191.5
LIABILITIES AND EQUITY
Bank overdrafts	4.0	6.0
Current portion of financial debt	120.6	64.5
Trade accounts and notes payable	415.0	386.4
Accrued payroll costs	172.2	185.7
Income taxes liability payable	104.4	159.7
Advance billings to customers	26.8	51.0
Provisions – current portion	32.5	34.6
Other current liabilities	265.3	272.3
Total current liabilities	1,140.8	1,160.2
Deferred tax liabilities	83.9	110.8
Provisions – non-current portion	95.9	106.7
Financial debt	1,872.2	1,871.6
Other non-current liabilities	44.2	49.8
Total non-current liabilities	2,096.2	2,138.9
Common stock: 251,597,913 shares authorized and 152,031,873 shares with a €0.40 nominal value issued and outstanding at September 30, 2012 and 151,861,932 at December 31, 2011	79.9	79.8
Additional paid-in capital	2,671.2	2,669.3
Retained earnings	1,145.1	1,161.1
Other reserves	(18.6)	(17.0)
Treasury shares	(20.6)	(20.6)
Net income (loss) for the period attributable to the owners of CGGVeritas	64.9	(28.2)
Cumulative income and expense recognized directly in equity	(7.0)	(11.5)
Cumulative translation adjustment	(19.2)	(27.6)
Equity attributable to owners of CGGVeritas SA	3,895.7	3,805.3
Non-controlling interests	94.3	87.1
Total equity	3,990.0	3,892.4
TOTAL LIABILITIES AND EQUITY	7,227.0	7,191.5

See notes to Interim Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine months ended September 30,
Amounts in millions of U.S.$	2012	2011 (restated)
OPERATING
Net income (loss)	78.1	(34.7)
Depreciation and amortization	252.6	257.2
Multi-client surveys depreciation and amortization	237.5	162.0
Depreciation and amortization capitalized to multi-client surveys	(40.6)	(13.3)
Variance on provisions	(3.0)	(15.2)
Stock based compensation expenses	15.3	11.2
Net gain (loss) on disposal of fixed assets	(13.0)	(23.2)
Equity income (loss) of investees	(26.3)	(9.5)
Dividends received from affiliates	22.1	6.9
Other non-cash items	4.0	(8.5)
Net cash including net cost of financial debt and income tax	526.7	332.9
Less net cost of financial debt	115.5	135.1
Less income tax expense	86.7	33.8
Net cash excluding net cost of financial debt and income tax	728.9	501.8
Income tax paid	(122.8)	(71.8)
Net cash before changes in working capital	606.1	430.0
- change in trade accounts and notes receivables	(77.7)	111.2
- change in inventories and work-in-progress	(52.3)	(37.3)
- change in other current assets	(3.5)	50.6
- change in trade accounts and notes payable	23.2	(68.6)
- change in other current liabilities	(31.1)	4.8
Impact of changes in exchange rate on financial items	2.2	(18.0)
Net cash provided by operating activities	466.9	472.7
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(290.5)	(259.5)
Investment in multi-client surveys, net cash	(283.1)	(151.3)
Proceeds from disposals of tangible and intangible assets	3.3	6.1
Total net proceeds from financial assets	35.4	4.5
Acquisition of investments, net of cash and cash equivalents acquired	(52.5)	(0.7)
Impact of changes in consolidation scope	—	—
Variation in loans granted	0.4	2.8
Variation in subsidies for capital expenditures	(1.2)	—
Variation in other non-current financial assets	(1.4)	2.1
Net cash used in investing activities	(589.6)	(396.0)
FINANCING
Repayment of long-term debts	(50.8)	(1,194.1)
Total issuance of long-term debts	79.2	1,202.8
Lease repayments	(19.5)	(35.4)
Change in short-term loans	(2.0)	—
Financial expenses paid	(68.5)	(69.6)
Net proceeds from capital increase
- from shareholders	2.0	3.3
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	(5.6)	(4.0)
Acquisition/disposal from treasury shares	—	—
Net cash provided by (used in) financing activities	(65.2)	(97.0)
Effects of exchange rates on cash	(6.4)	1.8
Net increase (decrease) in cash and cash equivalents	(194.3)	(18.5)
Cash and cash equivalents at beginning of year	531.4	448.8
Cash and cash equivalents at end of period	337.1	430.3

See notes to Interim Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in millions of U.S.$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense Recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGGVeritas	Non-controlling interests	Total equity
Balance at January 1, 2011 (restated)	151,506,109	79.6	2,666.3	1,052.6	(21.4)	(20.6)	(4.7)	6.2	3,758.0	77.1	3,835.1

Capital increase	355,823	0.2	3.1						3.3		3.3
Dividends									—	(4.0)	(4.0)
Net income				(44.9)					(44.9)	10.2	(34.7)
Cost of share-based payment				11.2					11.2		11.2
Net gain (loss) on actuarial changes on pension plan (1)				0.4					0.4		0.4
Net gain (loss) on cash flow hedges (2)							(3.3)		(3.3)		(3.3)
Exchange differences on foreign currency translation (3)								(24.7)	(24.7)	1.7	(23.0)

Other comprehensive income (1)+(2)+(3)				0.4			(3.3)	(24.7)	(27.6)	1.7	(25.9)
Issuance of convertible bonds, net of deferred taxes				82.3					82.3		82.3
Exchange differences on foreign currency translation generated by the mother company					4.2				4.2		4.2
Changes in consolidation scope and other				0.4					0.4		0.4

Balance at September 30, 2011 (restated)	151,861,932	79.8	2,669.4	1,102.0	(17.2)	(20.6)	(8.0)	(18.5)	3,786.9	85.0	3,871.9

Amounts in millions of U.S.$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense Recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGGVeritas	Non-controlling interests	Total equity
Balance at January 1, 2012 (restated)	151,861,932	79.8	2,669.3	1,132.9	(17.0)	(20.6)	(11.5)	(27.6)	3,805.3	87.1	3,892.4

Capital increase	169,941	0.1	1.9						2.0		2.0
Dividends									—	(5.6)	(5.6)
Net income				64.9					64.9	13.2	78.1
Cost of share-based payment				15.8					15.8		15.8
Net gain (loss) on actuarial changes on pension plan (1)				—					—		—
Net gain (loss) on cash flow hedges (2)							4.5		4.5		4.5
Exchange differences on foreign currency translation (3)								8.4	8.4	(0.4)	8.0

Other comprehensive income (1)+(2)+(3)				—			4.5	8.4	12.9	(0.4)	12.5
Issuance of convertible bonds, net of deferred taxes				—					—		—
Exchange differences on foreign currency translation generated by the mother company					(1.6)				(1.6)		(1.6)
Changes in consolidation scope and other				(3.6)				—	(3.6)	—	(3.6)

Balance at September 30, 2012	152,031,873	79.9	2,671.2	1,210.0	(18.6)	(20.6)	(7.0)	(19.2)	3,895.7	94.3	3,990.0

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Compagnie Générale de Géophysique-Veritas, S.A. (“the Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical services industry, providing a wide range of seismic data acquisition, processing and interpretation services as well as related processing and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Given that the Company is listed on Euronext Paris and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying interim condensed consolidated financial statements have been prepared in accordance with IAS34 as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union.

These interim condensed consolidated financial statements have been authorized by the Audit Committee for issue on October 31, 2012.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates due to the change in economic conditions, changes in laws and regulations, changes in strategy and the inherent imprecision associated with the use of estimates.

The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.

Change in reporting currency

Effective January 1, 2012, we changed the presentation currency of our consolidated financial statements from the euro to the U.S. dollar to better reflect the profile of our revenues, costs and cash-flows, which are primarily generated in U.S. dollars, and hence, to better present the financial performance of the Group. As a change in presentation currency is a change of accounting policy, all comparative financial information has been restated into U.S. dollars.

The currency translation adjustment was set to nil as of January 1, 2004 on transition to IFRS and has been re-presented on the basis that the Group has reported in U.S. dollars since that date.

The functional currency of the parent company remains the euro. The currency translation adjustment resulting from the parent company is presented in other reserves.

Main restatements related to the change in the presentation currency from euro to U.S. dollar are as follows (in millions):

	Historical consolidated financial statements as of Dec. 31, 2011 in euros	Historical consolidated financial statements of Dec. 31, 2011 converted into U.S. dollars (1)	Restatements (2)	Restated consolidated financial statements as of Dec. 31, 2011 in U.S. dollars
Common stock, additional paid-in capital, retained earnings and other	2,883.1	3,730.5	+102.4	3,832.9
Cumulative translation adjustment	55.8	72.2	(99.8)	(27.6)

Equity attributable to owners of CGGVeritas	2,938.9	3,802.7	+2.6	3,805.3

(1)	Converted at the closing exchange rate of U.S.$ 1.2939 per euro
(2)

Differences between historical currency exchange rates and the closing rate of U.S.$ 1.2939 per 1 euro, including U.S.$(17) million translation adjustments from the parent company presented in other reserves.

Critical accounting policies

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as of and for the year ended December 31, 2011 included in its report on Form 20-F for the year 2011 filed with the SEC on April 20, 2012.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2011, except for the adoption of the following new Standards and Interpretations:

•	Amendment to IFRS7 – Disclosures – Transfer of Financial Assets, adopted by the European Union in November 2011 and applicable as of January 1, 2012

The adoption of this new standard and interpretation did not have any material impact on the Group’s interim financial statements.

The Group decided not to early adopt Standards, Amendments and Interpretations that the European Union had adopted but that were optional, namely:

•	Amendment to IAS19 – Employee benefits

•	Amendment to IAS1 – Presentation of items of other comprehensive income

At the date of issuance of these consolidated financial statements, the following Standards and Interpretations were issued but not yet adopted by the European Union and were thus not effective:

•	Amendment to IAS12 – Deferred tax : Recovery of Underlying Assets

•	IFRS9 – Financial Instruments – classification and valuation of financial assets

•	IFRS10 – Consolidated Financial Statements

•	IFRS11 – Joint arrangements

•	IFRS12 – Disclosures of interests in other entities

•	IFRS13 – Fair value measurement

•	Amendment to IAS28 – Investments in associates and joint ventures

•	Amendment to IAS32 and IFRS7 – Offsetting financial assets and financial liabilities

•	Annual improvements (2009-2011)

We are currently reviewing these standards and interpretations to measure their potential impact on our consolidated financial statements.

Use of judgment and estimates

Key judgments and estimates used in the financial statements are summarized in the following table:

Judgments and estimates	Key assumptions
Fair value of assets and liabilities acquired through purchase price allocation	Pattern used to determine the fair value of assets and liabilities

Recoverability of client receivables	Assessment of clients’ credit default risk

Valuation of investments	Financial assets fair value Equity method companies fair value

Amortization and impairment of multi-client surveys	Expected margin rate for each category of surveys Expected useful life of Multi-Client Surveys

Depreciation and amortization of tangible and intangible assets	Assets useful lives

Recoverable value of goodwill and intangible assets	Expected geophysical market trends Discount rate (WACC)

Post employment benefits	Discount rate Participation rate in post employment benefit plans Inflation rate Return rate on plan assets

Provisions for risks, claims and litigations	Assessment of risks considering court rulings and attorney’s positions

Revenue recognition	Contract completion rates Assessment of fair value of customer loyalty programs Assessment of fair value of contracts identifiable parts

Development costs	Assessment of future benefits of each project

Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

Operating revenues

Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable.

• Multi-client surveys

Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).

Pre-commitments — Generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. We record payments that it receives during periods of mobilization as advance billing in the balance sheet in the line item “Advance billings to customers”.

We recognize pre-commitments as revenue when production has started based on the physical progress of the project, as services are rendered.

After sales — Generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.

In case after sales agreements contain multiple deliverable elements, the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.

After sales volume agreements — We enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data and if the corresponding revenue can be reliably estimated. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.

• Exclusive surveys

In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project costs as far as they can reliably be assessed.

The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.

In some exclusive survey contracts and a limited number of multi-client survey contracts, we are required to meet certain milestones. We defer recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met.

• Equipment sales

We recognize revenues on equipment sales upon delivery to the customer when risks and rewards are fully transferred. Any advance billings to customers are recorded in current liabilities.

• Software and hardware sales

We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.

If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.

If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.

Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a proportional performance basis over the contract period.

• Other geophysical sales/ services

Revenues from our other geophysical sales/services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.

• Customer loyalty programs

We may grant award credits to our main clients. These award credits are contractually based on cumulative services provided during the calendar year and attributable to future services.

These credits are considered as a separate component of the initial sale and measured at their fair value by reference to the contractual rates and the forecasted cumulative revenues for the calendar year. These proceeds are recognized as revenue only when the obligation has been fulfilled.

Multi-client surveys

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment at each closing date at the relevant level (independent surveys or groups of surveys).

We amortize the multi-client surveys over the period during which the data is expected to be marketed using an amortization rate applied to recognized revenues. Depending on the category of the survey, we generally use amortization rates of 50%, 65%, 75%, 80% or 83% corresponding to the ratio of total estimated costs over total estimated sales, unless specific indications lead us to apply a different rate.

Multi-client surveys are classified in a same category when they are located in the same area with the same estimated sales ratio, with such estimates generally relying on the historical patterns.

For all categories of surveys and starting from data delivery, a minimum straight-line depreciation scheme is applied over a five-year period, if total accumulated depreciation from the applicable amortization rate is below this minimum level. However, for our offshore Brazilian multi-client library, given repeated delays of new licensing rounds, we made a change of estimate, effective April 1, 2012 with prospective effect, by applying a minimum straight-line depreciation over 7 years.

Multi-client surveys acquired as part of the business combination with Veritas and which have been valued for purchase price allocation purposes are amortized based on 65% of revenues and an impairment loss is recognized on a survey by survey basis in case of any indication of impairment.

Development costs

Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”. Expenditures on development activities, whereby research finding are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	we have sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.

The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.

Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.

We amortize capitalized developments costs over 5 years.

Research & development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.

NOTE 2— ACQUISITIONS AND DIVESTITURES

Acquisition of GRC

On January 17, 2012, Sercel acquired the assets of Geophysical Research Company, LLC (“GRC”). Headquartered in Tulsa, Oklahoma (USA), and established in 1925 by Amerada Petroleum Corporation, GRC is a leading provider of downhole sensors and gauges for the oil and gas industry. The purchase price amounted to U.S. $66 million, including an earn-out of U.S.$17 million, and after allocation of the purchase price, we recorded an adjusted preliminary goodwill of U.S.$21 million.

PTSC CGGVeritas Geophysical Survey Company Limited

On March 27, 2012, we contributed the seismic vessel Amadeus, a high capacity 3D seismic vessel, to our newly established joint-venture PTSC CGGVeritas Geophysical Survey Company Limited. The joint-venture is 51% owned by PTSC and 49% owned by CGGVeritas. The company has been accounted for under the equity method in our financial statements since this date.

Acquisition of Fugro’s Geoscience Division

On September 24, 2012, we agreed to acquire most of the Geoscience division of Fugro, N.V. (“Fugro”), pursuant to the terms of a Sale and Purchase Agreement (the “SPA”) between us and Fugro. In particular, we will acquire Fugro-Geoteam (specializing in marine streamer seismic data acquisition); Fugro Seismic Imaging (specializing in seismic data processing services); Fugro Geophysical and Geological Services (specializing in geographical exploration services); and De Regt Marine Cables (specializing in high-end cables and umbilicals), as well as all related entities and assets, but excluding Fugro’s multi-client library and ocean bottom nodes (“OBN”) activity (the acquired activities are referred to herein as the “Geoscience Division”).

Pursuant to the terms of the SPA, we have agreed to establish certain strategic partnerships with Fugro, in particular, to:

•	establish a joint venture with Fugro, to which Fugro will contribute its OBN activity and we will contribute our shallow water, ocean bottom cable (“OBC”) and OBN activities (the “Seabed JV”);and

•

enter into certain commercial agreements with Fugro , including (i) a non-exclusive selling and marketing agreement with respect to Fugro’s multi-client library, (ii) a technological and commercial agreement providing reciprocal preferred supplier status and (iii) a transitional services agreement.

The total price for the acquisition is €1.2 billion subject to certain customary adjustments (in particular relating to the amount of working capital of the Geoscience Division). We intend to fund a portion of the acquisition purchase price with the net proceeds from a rights offering (see Note 6) and the remaining portion (i) by way of set-off of €225 million from Fugro representing the excess value of CGGVeritas’ business contribution to the Seabed JV and (ii) with debt financing, which may include bonds, convertible bonds, bank loans or a combination of these. We have also signed a commitment letter with Credit Suisse International, Bank of America Securities Limited, BNP Paribas S.A. and Société Générale to provide a bridge credit facility of up to €700 million until June 30, 2013 or earlier if the acquisition is completed or terminated. We may issue debt securities or borrow under bank facilities before the transaction closing date in order to raise all or a portion of the debt financing for the acquisition.

The transaction has been approved by our and Fugro’s boards of directors, and closing of the transaction is subject to customary conditions precedent, including the conclusion of the JV agreement in respect of the Seabed JV, competition and other regulatory approvals and work councils consultation processes. Closing is targeted for late 2012 or early 2013.

In accordance with the terms of the SPA and especially the establishment of the Seabed JV, we reclassified assets that will be contributed for U.S.$109 million in “assets held for sale” in our balance sheet as of September 30, 2012. These assets included net working capital subject to adjustments at the closing date of the transaction. We also reclassified the goodwill corresponding to our shallow water and OBC businesses for a preliminary valuation of U.S.$300 million.

Strategic agreement with JSC SEVMORNEFTEGEOFIZIKA

On July 20, 2012, we signed a framework agreement with JSC SEVMORNEFTEGEOFIZIKA (SMNG) to form a strategic alliance. Together, CGGVeritas and SMNG intend to jointly address the growing Russian and CIS high-end seismic vessels market and coordinate their complementary capacities worldwide.

Spectrum ASA

During the nine months ended September 30, 2012, we sold a 18.82% stake in Spectrum ASA and we recognized a gain amounting to U.S.$15 million. Our remaining shareholding interest as of September 30, 2012 represented 10.14% of Spectrum ASA. Spectrum ASA was accounted for under the equity method in our financial statements.

NOTE 3—RECEIVABLES

As of September 30, 2012, we transferred U.S.$14.1 million of receivables as part of factoring agreements with various banks. The fair value of the interest payment risk we retained up to 30 days is not significant.

NOTE 4—ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC AREA

Financial information by operating segment is reported in accordance with our internal reporting system and shows internal segment information that is used by the chief operating decision maker to manage and measure the performance of CGGVeritas. We divide our business into two operating segments, geophysical services and geophysical equipment.

Since July 1, 2010, our Group has been organized in five divisions and operates in two industry segments:

•	Geophysical services segment, which comprises:

—	Marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

—	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

—	Processing, Imaging and Reservoir: processing and imaging as well as interpretation of geophysical data, data management and reservoir studies for clients, and

—	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis;

•

Geophysical equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and offshore.

Inter-company sales between the two segments are made at market prices and relate primarily to equipment sales made by the geophysical equipment segment to the geophysical services segment. These inter-segment sales and the related operating income recognized by the geophysical equipment segment are eliminated in consolidation and presented as follows in the tables that follow: (i) Operating income for our Services segment is presented after elimination of amortization expense corresponding to capital expenditures between our Equipment segment and Services segment; (ii) Capital expenditures for our Services segment are presented after elimination of inter-segment margin.

Operating income represents operating revenues and other operating income less expenses of the relevant industry segment. It includes non-recurring and unusual items, which are disclosed in the operating segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and Adjustments” in the tables that follow. The Group does not disclose financial expenses or revenues by operating segment because these items are not followed by the segment management and because financing and investment are mainly managed at the corporate level.

The following tables present operating revenues and operating income by operating segment, and operating revenues by geographic area (by location of customers).

Analysis by operating segment

	Three months ended September 30,
	2012					2011 (restated)
In millions of U.S.$	Services	Equipment	Eliminations and Adjustments		Consolidated Total	Services	Equipment	Eliminations and Adjustments		Consolidated Total
Revenues from unaffiliated customers	633.9	221.1	—		855.0	591.8	204.9	—		796.7
Inter-segment revenues	0.6	61.8	(62.4)		—	0.4	70.2	(70.6)		—
Operating revenues	634.5	282.9	(62.4)		855.0	592.2	275.1	(70.6)		796.7
Depreciation and amortization (excluding multi-clients survey)	(71.4)	(11.2)	—		(82.6)	(77.0)	(11.7)	—		(88.7)
Depreciation and amortization of multi-client surveys	(92.6)	—	—		(92.6)	(64.2)		—		(64.2)
Operating income	61.6	92.5	(39.8	)(a)	114.3	52.8	86.5	(41.6	)(a)	97.7
Share of income in companies accounted for under equity method (b)	12.6	—	—		12.6	1.8	—	—		1.8
Capital expenditures (excluding multi-client surveys) (c)	60.7	9.4	—		70.1	99.3	4.9	—		104.2
Investments in multi-clients survey	143.9	—	—		143.9	75.2	—	—		75.2

(a)	Includes general corporate expenses of U.S.$13.0 million and U.S.$12.7 million for the three months ended September 30, 2012 and 2011, respectively.
(b)	Of which U.S.$15.7 million and U.S.$1.8 million relate to operational results for the three months ended September 30, 2012 and 2011, respectively.
(c)	Includes (i) equipment acquired under finance leases of U.S.$2.8 million for the three months ended September 30, 2012 (ii) capitalized development costs of U.S.$4.8 million and U.S.$6.3 million for the three months ended September 30, 2012 and 2011, respectively, in the Services segment; capitalized development costs of U.S.$2.1 million and U.S.$1.2 million for the three months ended September 30, 2012 and 2011, respectively, in the Equipment segment.

	Nine months ended September 30,
	2012					2011 (restated)
In millions of U.S.$	Services	Equipment	Eliminations and Adjustments		Consolidated Total	Services	Equipment	Eliminations and Adjustments		Consolidated Total
Revenues from unaffiliated customers	1,764.4	708.2	—		2,472.6	1,657.4	618.6	—		2,276.0
Inter-segment revenues	0.6	207.7	(208.3)		—	0.9	197.8	(198.7)		—
Operating revenues	1,765.0	915.9	(208.3)		2,472.6	1,658.3	816.4	(198.7)		2,276.0
Depreciation and amortization (excluding multi-clients survey)	(220.5)	(32.1)	—		(252.6)	(219.8)	(37.4)	—		(257.2)
Depreciation and amortization of multi-client surveys	(237.5)	—	—		(237.5)	(162.0)	—	—		(162.0)
Operating income	73.2	299.7	(120.2	)(a)	252.7	(2.3)	256.8	(118.9	)(a)	135.6
Share of income in companies accounted for under equity method (b)	26.3	—	—		26.3	9.5	—	—		9.5
Capital expenditures (excluding multi-client surveys) (c)	273.2	21.1	—		294.3	267.4	15.8	—		283.2
Investments in multi-clients survey	323.7	—	—		323.7	164.6	—	—		164.6
Investment in companies under equity method	27.5	—	—		27.5	4.8				4.8

(a)	Includes general corporate expenses of U.S.$40.1 million and U.S.$41.1million for the nine months ended September 30, 2012 and 2011, respectively.
(b)	Of which U.S.$36.4 million and U.S.$9.2 million relate to operational results for the nine months ended September 30, 2012 and 2011, respectively.
(c)	Includes (i) equipment acquired under finance leases of U.S.$2.8 million and U.S.$15.9 million for the nine months ended September 30, 2012 and 2011 respectively (ii) capitalized development costs of U.S.$14 million and U.S.$13.6 million for the nine months ended September 30, 2012 and 2011, respectively, in the Services segment; capitalized development costs of U.S.$7 million and U.S.$4.1 million for the nine months ended September 30, 2012 and 2011, respectively, in the Equipment segment.

Analysis by geographic area

The following table sets forth our consolidated operating revenues by location of customers, and the percentage of total consolidated operating revenues represented thereby:

	Three months ended September 30,
In millions of U.S.$, except percentages	2012		2011 (restated)
North America	220.7	26%	145.7	18%
Central and South Americas	59.1	7%	174.7	22%
Europe, Africa and Middle East	324.8	38%	296.6	37%
Asia Pacific	250.4	29%	179.7	23%

Total	855.0	100%	796.7	100%

	Nine months ended September 30,
In millions of U.S.$, except percentages	2012		2011 (restated)
North America	546.5	22%	451.3	20%
Central and South Americas	328.1	13%	451.8	20%
Europe, Africa and Middle East	885.3	36%	862.6	38%
Asia Pacific	712.7	29%	510.3	22%

Total	2,472.6	100%	2,276.0	100%

NOTE 5—COMMITMENTS AND CONTINGENCIES

Litigation and other risks

ION litigation

On February 17, 2012, the United States Federal Circuit Court of Appeals affirmed the judgment of the United States District Court for the Eastern District of Texas dated February 16, 2011 with regards to the lawsuit between Sercel and Ion Geophysical ( “ION” ) on the US patent N°5 852 242. A provision amounting to U.S.$12.8 million was recorded in our consolidated financial statements as of December 31, 2011 to cover the U.S.$10.7 million judgment plus pre- and post-judgment interest to be paid to ION. The parties will return to trial court to determine the amount of additional damages related to Sercel SeaRays systems manufactured in Houston. The second trial is scheduled to start on February 5, 2013.

Indian tax litigation

In January 2012, the Delhi Income Tax Appellate Tribunal (ITAT) issued an unfavorable decision, based on assumptions that we do not believe to correspond to the Company’s actual situation. The Group intends to challenge the ITAT order through a miscellaneous application and will appeal the same decision to the Nainital High Court. The Group does not expect any material impact on its financial position or results of operations.

Commitments

On July 1, 2012, we signed an early termination agreement related to the charter of the seismic vessel Geowave Commander with Master & Commander AS, owner of the vessel.

On July 13, 2012, the time charter of the seismic vessel Elnusa Finder – renamed Pacific Finder— was transferred from our joint-venture PT Elnusa – CGGVeritas Seismic to our fully owned subsidiary Exploration Investment Resources II.

NOTE 6—SUBSEQUENT EVENTS

Share capital increase

A share capital increase through the distribution of preferential subscription rights to existing shareholders was launched on September 26, 2012 to partially fund the acquisition of the businesses of the Fugro’s Geoscience division (described in Note 2 above). Settlement and delivery of the new shares took place on October 23, 2012.

The final gross proceeds amounted to €413,609,320, corresponding to the issuance of 24,329,960 new shares.

Following the capital increase, the share capital of CGGVeritas was composed of 176,392,225 shares with a nominal value of €0.40 each, for a total share capital of €70,556,890.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Group organization

Since July 1, 2010, our group has been organized in five divisions and operates in two industry segments:

—	The Geophysical services segment, which comprises:

•	Marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

•	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

•	Processing, imaging and reservoir: processing and imaging, as well as interpretation of geophysical data, data management and reservoir studies for clients; and

•	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis;

—

The Geophysical equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine.

We report financial information by operating segment in accordance with our internal reporting system and the internal segment information that is used to manage and measure our performance.

Factors Affecting Results of Operations

Geophysical market environment

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, production, development and field management activities. This spending depends in part on present and expected future oil and gas prices and the ability of our customers, particularly the small independent oil and gas companies, to secure financing for their projects. On the seismic supply side, decisions for capacity adjustments are based on estimates of demand for seismic services in the coming months (for land crews) or in the next two to three years (for marine seismic vessels). As a result, the supply and demand balance in seismic services is affected by decisions that were made up to three years earlier based on projected demand and from actual exploration expense levels of oil and gas companies.

We believe that the short-term outlook for the geophysical services sector, particularly the marine segment, is characterized by a continuing recovery in demand that will eventually satisfy the current market overcapacity and trigger price increases in 2012.

See “Item 4: Information on the Company – Industry Conditions” of our annual report on Form 20-F for the year ended December 31, 2011 for a discussion of developments in the geophysical industry.

Acquisitions and divestitures

On January 17, 2012, Sercel acquired the assets of Geophysical Research Company, LLC (“GRC”). Headquartered in Tulsa, Oklahoma (USA), and established in 1925 by Amerada Petroleum Corporation, GRC is a leading provider of downhole sensors and gauges for the oil and gas industry. The purchase price amounted to U.S. $66 million, including an earn-out of U.S.$17 million, and after allocation of the purchase price, we recorded an preliminary goodwill of U.S.$21 million.

On March 27, 2012, we contributed the seismic vessel Amadeus, a high capacity 3D seismic vessel, to our newly established joint-venture PTSC CGGVeritas Geophysical Survey Company Limited. The joint-venture is 51% owned by PTSC and 49% owned by CGGVeritas.

During the nine months ended September 30, 2012, we sold a 18.82% stake in Spectrum ASA and we recognized a gain amounting to U.S.$15 million. Our remaining shareholding interest as of September 30, 2012 represented 10.14% of Spectrum ASA. Spectrum ASA was accounted for under the equity method in our financial statements.

Acquisition of Fugro’s Geoscience Division

On September 24, 2012, we agreed to acquire most of the Geoscience division of Fugro, N.V. (“Fugro”), pursuant to the terms of a Sale and Purchase Agreement (the “SPA”) between us and Fugro. In particular, we will acquire Fugro-Geoteam (specializing in marine streamer seismic data acquisition); Fugro Seismic Imaging (specializing in seismic data processing services); Fugro Geophysical and Geological Services (specializing in geographical exploration services); and De Regt Marine Cables (specializing in high-end cables and umbilicals), as well as all related entities and assets, but excluding Fugro’s multi-client library and ocean bottom nodes (“OBN”) activity (the acquired activities are referred to herein as the “Geoscience Division”).

Pursuant to the terms of the SPA, we have agreed to establish certain strategic partnerships with Fugro, in particular, to:

•	establish a joint venture with Fugro, to which Fugro will contribute its OBN activity and we will contribute our shallow water, ocean bottom cable (“OBC”) and OBN activities (the “Seabed JV”);and

•

enter into certain commercial agreements with Fugro , including (i) a non-exclusive selling and marketing agreement with respect to Fugro’s multi-client library, (ii) a technological and commercial agreement providing reciprocal preferred supplier status and (iii) a transitional services agreement.

The total price for the acquisition is €1.2 billion subject to certain customary adjustments (in particular relating to the amount of working capital of the Geoscience Division). We intend to fund a portion of the acquisition purchase price with the net proceeds from the rights offering described below and the remaining portion (i) by way of set-off of €225 million from Fugro representing the excess value of CGGVeritas’ business contribution to the Seabed JV and (ii) with debt financing, which may include bonds, convertible bonds, bank loans or a combination of these. We have also signed a commitment letter with Credit Suisse International, Bank of America Securities Limited, BNP Paribas S.A. and Société Générale to provide a bridge credit facility of up to €700 million until June 30, 2013 or earlier if the acquisition is completed or terminated. We may issue debt securities or borrow under bank facilities before the transaction closing date in order to raise all or a portion of the debt financing for the acquisition.

The transaction has been approved by our and Fugro’s boards of directors, and closing of the transaction is subject to customary conditions precedent, including the conclusion of the JV agreement in respect of the Seabed JV, competition and other regulatory approvals and work councils consultation processes. Closing is targeted for late 2012 or early 2013.

In accordance with the terms of the SPA and especially the establishment of the Seabed JV, we reclassified assets that will be contributed for U.S.$109 million in “assets held for sale” in our balance sheet as of September 30, 2012. These assets included net working capital subject to adjustments at the closing date of the transaction. We also reclassified the goodwill corresponding to the transferred business for a preliminary valuation of U.S.$300 million.

Further details with respect to the acquisition are set out in a report on Form 6-K submitted to the US Securities and Exchange Commission on September 28, 2012.

Rights offering/Share capital increase

A share capital increase through the distribution of preferential subscription rights to existing shareholders was launched on September 26, 2012 to partially fund the acquisition of the businesses of the Fugro’s Geoscience division (described above). Settlement and delivery of the new shares took place on October, 23 2012.

The final gross proceeds amounted to €413,609,320, corresponding to the issuance of 24,329,960 new shares. Following the capital increase, the share capital of CGGVeritas was composed of 176,392,225 shares with a nominal value of €0.40 each, for a total share capital of €70,556,890.

New stock option plans and performance shares allocation plan

On June 26, 2012, the Board of Directors allocated:

—

200,000 stock options to the Chief Executive Officer and 100,000 to each of the Senior Executive Vice Presidents. Their exercise price is €18.774. The options vest in three batches, in June 2014 (for 50% of the options allocated), June 2015 (for 25% of the options allocated) and June 2016 (for 25% of the options allocated). Such vesting is subject to performance conditions. The options have an eight-year duration.

—

420,000 stock options to the Executive Committee. Their exercise price is €18.774. The options vest in three batches, in June 2014 (for 50% of the options allocated), June 2015 (for 25% of the options allocated) and June 2016 (for 25% of the options allocated). Such vesting is subject to performance conditions. The options have an eight-year duration.

—

590,625 stock options to certain employees. Their exercise price is €18.774. The options vest in three batches, in June 2014 (for 50% of the options allocated), June 2015 (for 25% of the options allocated) and June 2016 (for 25% of the options allocated). The options have an eight-year duration.

—

27,500 performance shares to the Chief Executive Officer, 11,250 performance shares to each of the Senior Executive Vice Presidents, 57,000 performance shares to the Executive Committee members and 409,550 performance shares to certain employees. These performance shares will be allocated on the later of the two following dates: June 26, 2014 or the date of the Annual Shareholders’ Meeting convened to approve the financial statements for fiscal year 2013, provided that the Board of Directors decides that the performance conditions set forth in the plan regulation have been fulfilled.

Backlog

Our backlog as of October 1, 2012 was U.S.$1.3 billion. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. Consequently, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.

Three months ended September 30, 2012 compared to three months ended September 30, 2011

Operating revenues

The following table sets forth our consolidated operating revenues by business line and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Three months ended September 30,
In millions of U.S.$, except percentages	2012		2011
Marine contract	256.8	30%	291.0	36%
Land contract	137.5	16%	68.0	9%
Processing, Imaging & Reservoir	123.0	14%	113.3	14%
Multi-client	116.6	14%	119.5	15%
Total Services	633.9	74%	591.8	74%
Equipment	221.1	26%	204.9	26%

Total	855.0	100%	796.7	100%

Our consolidated operating revenues for the three months ended September 30, 2012 increased 7% to U.S.$855.0 million from U.S.$796.7 million for the comparable period of 2011.

Services

Operating revenues for our Services segment (excluding intra-group sales) increased 7% to U.S.$633.9 million for the three months ended September 30, 2012 from U.S.$591.8 million for the comparable period of 2011, mainly due to a strong operational performance, an increase in Marine prices and a sustained level of activity in Land and Processing.

Marine contract

Operating revenues from our Marine contract division for the three months ended September 30, 2012 decreased 12% to U.S.$256.8 million from U.S.$291.0 million for the comparable period of 2011 mainly due to a larger share of our fleet being dedicated to our multi-client activity. During the three months ended September 30, 2012, 72% of our 3D vessels operated on contract compared to 88% for the three months ended September 30, 2011.

The third quarter of 2012 was characterized by the positive impact of price increases and by the good marine operational performance. The fleet availability rate was 93% and the production rate was 90% for the three months ended September 30, 2012 compared to 91% and 93%, respectively for the three months ended September 30, 2011.

Land contract

Operating revenues from our Land contract division increased 102% to U.S.$137.5 million for the three months ended September 30, 2012, from U.S.$68.0 million for the three months ended September 30, 2011. During the three months ended September 30, 2012, 11 crews operated in North America, including four crews operating on multi-client programs, and 13 in the rest of the world. Activity was sustained in Alaska and in the rest of the United States. We continued with our strategy of focusing on high-end land activity by leaving South America, where we terminated our activities in Columbia. Our operations in North Africa have begun in Tunisia and Algeria. In the Middle East, our land and Ocean Bottom Cable (“OBC”) operations maintained high productivity.

Processing, Imaging & Reservoir

Operating revenues from our Processing, Imaging & Reservoir division increased 9% to U.S.$123.0 million for the three months ended September 30, 2012 from U.S.$113.3 million for the comparable period of 2011. Demand for high-end processing increased, supported by high-resolution surveys and by the growth in the adoption of Broadseis technology.

Multi-client

Operating revenues from our Multi-client division for the three months ended September 30, 2012 decreased 2% to U.S.$116.6 million from U.S.$119.5 million for the comparable period of 2011. This decrease was attributable to our marine multi-client activities.

Marine multi-client data library revenues decreased 37% to U.S.$52.4 million for the three months ended September 30, 2012 from U.S.$83.2 million for the three months ended September 30, 2011 mainly due to the decrease of after-sales . We operated in offshore Brazil and Angola and in the Gulf of Mexico where we started our IBALT multi-client program with our new Stagseis technology. Prefunding, with a low rate of 37%, was U.S.$32.5 million for the three months ended September 30, 2012 was nevertheless up from U.S.$18.3 million for the comparable period of 2011. After-sales decreased 70% to U.S.$19.9 million for the three months ended September 30, 2012 from U.S.$65.0 million for the comparable period of 2011 mainly due to low sales in the Gulf of Mexico and Brazil.

Land multi-client data library revenues increased 77% to U.S.$64.2 million for the three months ended September 30, 2012 from U.S.$36.2 million for the comparable period of 2011 with the continuation of our Marcellus program in Pennsylvania which registered a very strong operational performance. Prefunding, with a rate of 144%, increased to U.S.$56.6 million for the three months ended September 30, 2012 from U.S.$34.1 million for the comparable period of 2011. After-sales increased to U.S.$7.5 million for the three months ended September 30, 2012 from U.S.$2.1 million for the comparable period of 2011.

Equipment

Operating revenues for our Equipment segment, including intra-group sales, increased 3% to U.S.$282.9 million for the three months ended September 30, 2012 from U.S.$275.1 million for the comparable period of 2011. Total equipment sales were well distributed between the Americas, Europe, CIS, China and the rest of Asia Pacific. Marine equipment represented 47% of total sales, driven by the delivery of a large number of Sentinel solid streamer sections while land equipment sales remained at a high level. Intra group sales represented 22% of total operating revenues in the Equipment segment.

Operating revenues for our Equipment segment, excluding intra-group sales, increased 8% to U.S.$221.1 million for the three months ended September 30, 2012 from U.S.$204.9 million for the comparable period of 2011.

Operating Expenses

Cost of operations, including depreciation and amortization, increased 3% to U.S.$660.5 million for the three months ended September 30, 2012 from U.S.$638.8 million for the comparable period of 2011. As a percentage of operating revenues, cost of operations decreased to 77% for the three months ended September 30, 2012 from 80% for the comparable period of 2011. Gross profit increased 23% to U.S.$195.1 million for the three months ended September 30, 2012 from U.S.$158.6 million for the comparable period of 2011, representing 23% and 20% of operating revenues, respectively.

Research and development expenditures increased 19% to U.S.$20.9 million for the three months ended September 30, 2012, from U.S.$17.5 million for the comparable period of 2011, representing 2% of operating revenues for both periods.

Marketing and selling expenses increased 21% to U.S.$22.1 million for the three months ended September 30, 2012 from U.S.$18.2 million for the comparable period of 2011.

General and administrative expenses decreased 2% to U.S.$44.6 million for the three months ended September 30, 2012 and U.S.$45.7 million for the comparable period in 2011. As a percentage of operating revenues, general and administrative expenses decreased to 5.2% for the three months ended September 30, 2012 compared to 5.7% for the three months ended September 30, 2011.

Other revenues, net, amounted to U.S.$6.8 million for the three months ended September 30, 2012 mainly due to the gain on sale of Spectrum shares. For the comparable period in 2011, other revenues amounted to U.S.$20.5 million corresponding to the contribution of our 2D multi-client marine library to Spectrum ASA.

Operating Income (Loss)

Our operating income increased 17% to U.S.$114.3 million for the three months ended September 30, 2012, from U.S.$97.7 million for the comparable period of 2011 as a result of the factors described above.

Operating income from our Services segment increased 17% to U.S.$61.6 million for the three months ended September 30, 2012 compared to U.S.$52.8 million for the three months ended September 30, 2011.

Operating income from our Equipment segment increased 7% to U.S.$92.5 million for three months ended September 30, 2012 from U.S.$86.5 million for the comparable period of 2011.

Financial Income and Expenses

Cost of net financial debt decreased 4% to U.S.$38.2 million for the three months ended September 30, 2012 from U.S.$39.8 million for the comparable period of 2011.

Other financial loss amounted to U.S.$0.1 million for the three months ended September 30, 2012 compared to a financial income of U.S.$7.5 million for the three months ended September 30, 2011 mainly due to currency fluctuations.

Income Taxes

Income taxes amounted to U.S.$40.8 million for the three months ended September 30, 2012 from U.S.$26.7 million for the comparable period of 2011 mainly due to the increase of withholding taxes based on revenues and our profit before tax.

Equity in Income of Affiliates

Income from investments accounted for under the equity method increased to U.S.$12.6 million for the three months ended September 30, 2012 from U.S.$1.8 million for the comparable period of 2011, mainly due to the contribution of Argas, our joint-venture in Saudi Arabia, and particularly the favorable start of the KJO contract by Argas.

Net Income

Net income was U.S.$47.8 million for the three months ended September 30, 2012 compared to a net loss of U.S.$40.5 million for the comparable period of 2011 as a result of the factors discussed above.

Nine months ended September 30, 2012 compared to nine months ended September 30, 2011

Operating revenues

The following table sets forth our consolidated operating revenues by division, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated.

	Nine months ended September 30,
In millions of U.S.$, except percentages	2012		2011
Marine contract	733.8	30%	731.9	32%
Land contract	372.0	15%	308.6	14%
Processing, Imaging & Reservoir	341.8	14%	319.1	14%
Multi-client	316.8	13%	297.8	13%
Total Services	1,764.4	72%	1,657.4	73%
Equipment	708.2	28%	618.6	27%

Total	2,472.6	100%	2,276.0	100%

Our consolidated operating revenues for the nine months ended September 30, 2012 increased 9% to U.S.$2,472.6 million from U.S.$2,276.0 million for the comparable period of 2011. This increase was attributable to both segments.

Services

Operating revenues from our Services segment (excluding intra-group sales) increased 6% to U.S.$1,764.4 million for the nine months ended September 30, 2012 from U.S.$1,657.4 million for the comparable period of 2011.

Marine contract

Operating revenues from our Marine contract division for the nine months ended September 30, 2012 were stable at U.S.$733.8 million compared to U.S.$731.9 million for the comparable period of 2011 with a better operational performance of our fleet but more vessels allocated to multi-client.

Land contract

Operating revenues from our Land contract division increased 21% to U.S.$372.0 million for the nine months ended September 30, 2012 from U.S.$308.6 million for the comparable period of 2011, mainly due to a strong increase in activity in North America during the summer.

Processing, imaging and reservoir

Operating revenues from our Processing, imaging and reservoir division increased 7% to U.S.$341.8 million for the nine months ended September 30, 2012 from U.S.$319.1 million for the comparable period of 2011 driven by sustained demand in high-end imaging and by high levels of activity in our large data processing centers.

Multi-client

Operating revenues from our Multi-client division for the nine months ended September 30, 2012 increased 6% to U.S.$316.8 million from U.S.$297.8 million for the comparable period of 2011, mainly due to our land multi-client programs

Marine Multi-client data library revenues decreased 7% to U.S.$190.8 million for the nine months ended September 30, 2012 from U.S.$205.8 million for the comparable period of 2011. Prefunding, with a rate of 42%, increased 56% to U.S.$74.4 million for the nine months ended September 30, 2012 from U.S.$47.7 million for the comparable period of 2011. After-sales decreased 26% to U.S.$116.4 million for the nine months ended September 30, 2012 from U.S.$158.1 million for the comparable period of 2011 due to weak second and third quarters this year in our core basins.

Land Multi-client data library revenues increased 37% to U.S.$126.0 million for the nine months ended September 30, 2012 from U.S.$92.0 million for the comparable period of 2011. Prefunding, with a rate of 98%, increased 44% to U.S.$102.4 million for the nine months ended September 30, 2012 from U.S.$71.3 million for the comparable period of 2011. After-sales increased 15% to U.S.$23.6 million for the nine months ended September 30, 2012 from U.S.$20.6 million for the comparable period of 2011.

Equipment

Operating revenues for our Equipment segment, including intra-group sales, increased 12% to U.S.$915.9 million for the nine months ended September 30, 2012 from U.S.$816.4 million for the comparable period of 2011, mainly driven by deliveries of equipment for high-channel-count surveys in the Middle East and China.

Operating revenues for our Equipment segment, excluding intra-group sales, increased 14% to U.S.$708.2 million for the nine months ended September 30, 2012 from U.S.$618.6 million for the comparable period in 2011.

Operating Expenses

Cost of operations, including depreciation and amortization, increased 2% to U.S.$1,963.8 million for the nine months ended September 30, 2012 from U.S.$1,919.8 million for the comparable period of 2011. As a percentage of operating revenues, cost of operations decreased to 79% for the nine months ended September 30, 2012 from 84% for the comparable period of 2011. Gross profit increased 43% to U.S.$511.5 million for the nine months ended September 30, 2012 from U.S.$358.6 million for the comparable period of 2011, representing 21% and 16% of operating revenues, respectively.

Research and development expenditures increased 18% to U.S.$65.4 million for the nine months ended September 30, 2012 from U.S.$55.5 million for the comparable period of 2011 representing 3% and 2% of operating revenues respectively.

Marketing and selling expenses increased 18% to U.S.$68.7 million for the nine months ended September 30, 2012 from U.S.$58.4 million for the comparable period of 2011.

General and administrative expenses decreased 3% to U.S.$137.5 million for the nine months ended September 30, 2012 from U.S.$141.4 million for the comparable period of 2011. As a percentage of operating revenues, general and administrative costs decreased to 5.6% for the nine months ended September 30, 2012 from 6.2% for the comparable period of 2011.

Other revenues amounted to U.S.$12.8 million for the nine months ended September 30, 2012 mainly due to the gain on sale of Spectrum shares and the impact of the contribution of the seismic vessel Amadeus to our Vietnamese joint venture. Other revenues for the nine months ended September 30, 2011 amounted to U.S.$32.3 million, mainly due to disposals of assets in relation with the Norfield transaction in January 2011.

Operating Income (Loss)

Our operating income increased to U.S.$252.7 million for the nine months ended September 30, 2012, from U.S.$135.6 million for the comparable period of 2011 as a result of the factors discussed above.

Operating income from our Services segment was U.S.$73.2 million for the nine months ended September 30, 2012 compared to an operating loss of U.S.$2.3 million for the nine months ended September 30, 2011.

Operating income from our Equipment segment increased 17% to U.S.$299.7 million for nine months ended September 30, 2012 compared to U.S.$256.8 million for the nine months ended September 30, 2011.

Financial Income and Expenses

Cost of net financial debt decreased 15% to U.S.$115.5 million for the nine months ended September 30, 2012 from U.S.$135.1 million for the comparable period of 2011, which included the accelerated amortization of issuing fees related to the redemption of our U.S.$530 million 7 1/2% Senior Notes due 2015 and the repayment of the U.S.$508 million outstanding under our term loan B facility.

Other financial income was U.S.$1.3 million for the nine months ended September 30, 2012 compared to a financial expense of U.S.$10.9 million for the nine months ended September 30, 2011 as a result of a U.S.$19 million premium paid in June 2011 for the early redemption of our Senior Notes due 2015 described above.

Income Taxes

Income tax expenses amounted to U.S.$86.7 million for the nine months ended September 30, 2012 from U.S.$33.8 million for the comparable period of 2011 mainly due to the increase of our profit before tax.

Equity in Income (Loss) of Affiliates

Income from investments accounted for under the equity method was U.S.$26.3 million for the nine months ended September 30, 2012 from U.S.$9.5 million for the comparable period of 2011. This increase was mainly attributable to Argas, our joint venture in Saudi Arabia, which reached a record of productivity during the first nine months of 2012.

Net Income (loss)

Net income was U.S.$78.1 million for the nine months ended September 30, 2012 compared to a net loss of U.S.$34.7 million for the comparable period of 2011 as a result of the factors discussed above.

Liquidity and Capital Resources

Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions.

We intend to fund ongoing operations and debt service requirements through cash generated by operations. Our ability to make scheduled payments of principal, or to pay the interest or additional amounts, if any, on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of operations and our near-to mid-term debt repayment schedule, we believe that cash flow from operations, available cash and cash equivalents, together with liquidity available under the U.S. revolving facility (U.S.$79 million) and the French revolving facility (U.S.$200 million; U.S.$160 million available as of September 30, 2012) will be adequate to meet our liquidity needs for the next twelve months.

See “Factors Affecting Results of Operations—Acquisitions and divestitures—Acquisition of Fugro’s Geoscience Division” for a description of our plans to fund the acquisition price of the Geoscience Division. If the acquisition is not completed, in particular if the relevant conditions precedent are not satisfied, we intend to allocate the net proceeds of our recent rights issue to the repayment of our existing debt.

Cash Flows

Operations

Net cash provided by operating activities was U.S.$466.9 million for the nine months ended September 30, 2012 compared to U.S.$472.7 million for the comparable period of 2011. Before changes in working capital, net cash provided by operating activities for the nine months ended September 30, 2012 was U.S.$606.1 million compared to U.S.$430.0 million for the comparable period for 2011. Changes in working capital had a negative impact on cash from operating activities of U.S.$139.2 million in the nine months ended September 30, 2012 compared to a positive impact of U.S.$42.7 million for the comparable period for 2011 mainly due to an increase in accounts receivable.

Investing activities

Net cash used in investing activities was U.S.$589.6 million in the nine months ended September 30, 2012 compared to U.S.$396.0 million for the nine months ended September 30, 2011.

On January 17, 2012, Sercel acquired the assets of Geophysical Research Company, LLC with a net investment of U.S.$52.5 million, after an initial payment of U.S.$49.7 million and an additional payment of U.S.$2.8 million in April 2012.

During the nine months ended September 30, 2012, our capital expenditures amounted to U.S.$290.5 million and were mainly related to the upgrade of the seismic vessel Oceanic Champion and the purchases of land equipment. During the nine months ended September 30, 2011, we incurred capital expenditures of U.S$259.5 million essentially for the upgrade of the seismic vessels Oceanic Phoenix and Oceanic Endeavour.

During the nine months ended September 30, 2012, we also invested U.S.$283.1 million in multi-client data, primarily in offshore Brazil and Angola and onshore U.S., compared to U.S.$151.3 for the nine months ended September 30, 2011.

As of September 30, 2012, the net book value of our multi-client data library was U.S$612.7 million compared to U.S$526.5 million as of December 31, 2011.

For the nine months ended September 30, 2012, net proceeds from financial items (U.S.$35.4 million) mainly related to the sale of an 18.82% stake in Spectrum ASA.

Financing activities

Net cash used in financing activities during the nine months ended September 30, 2012 was U.S.$65.2 million compared to U.S.$97.0 million for the nine months ended September 30, 2011.

During the nine months ended September 30, 2012, U.S.$40 million from our French revolving facility were drawn ..€30 million were drawn and fully repaid.

On January 27, 2011, we issued €360 million aggregate principal amount of bonds convertible into and/or exchangeable for new or existing shares of our company to be redeemed on January 1, 2016.

In March and May 2011, with the proceeds of the convertible bonds, we repaid U.S.$530 million principal amount of our 7 1/2 % Senior Notes due 2015. The notes were redeemed at 103.75% of their principal amount plus accrued interest.

On May 31, 2011, we issued U.S.$650 million principal amount of 6 1/2 % senior notes due June 1, 2021.

On June 2, 2011, we repaid in full the U.S.$508 million outstanding under our term loan B facility with the proceeds of our issuance of senior bonds due 2021.

Net Financial debt

Net financial debt as of September 30, 2012 was U.S.$1,659.8 million compared to U.S.$1,410.7 million as of December 31, 2011. The ratio of net financial debt to equity was 43% as of September 30, 2012 compared to 37% as of December 31, 2011.

“Gross financial debt” is the amount of bank overdrafts, plus current portion of financial debt, plus non-current financial debt, and “net financial debt” is gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of the financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of net debt to financing items of the balance sheet as of September 30, 2012 and December 31, 2011:

In millions of U.S.$	September 30, 2012	December 31, 2011
Bank overdrafts	4.0	6.0
Current portion of long-term debt	120.6	64.5
Financial debt	1,872.3	1,871.6

Gross financial debt	1,996.9	1,942.1
Less : cash and cash equivalents	(337.1)	(531.4)

Net financial debt	1,659.8	1,410.7

For a more detailed description of our financing activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2011.

EBITDAS

EBITDAS for the nine months ended September 30, 2012 was U.S.$717.5 million compared to U.S.$552.7 million for the comparable period of 2011, representing 29% and 24% of operating revenues, respectively.

We define EBITDAS as earnings before interest, tax, depreciation, amortization net of amortization costs capitalized to multi-client surveys, and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our performance share allocation plans. EBITDAS is presented as additional information because we understand that it is a measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDAS and related measures differently than we do. EBITDAS is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of EBITDAS to “net cash provided by operating activities”, from our cash-flow statement, for the periods indicated:

	Nine months ended September 30,
(in millions of U.S.$)	2012	2011
EBITDAS	717.5	552.7
Other financial income (expense)	1.3	(10.9)
Variance on provisions	(3.0)	(15.2)
Net gain on disposal of assets	(13.0)	(23.2)
Dividends received from affiliates	22.1	6.9
Other non cash items	4.0	(8.5)
Income taxes paid	(122.8)	(71.8)
Change in trade accounts receivables	(77.7)	111.2
Change in inventories	(52.3)	(37.3)
Change in other current assets	(3.5)	50.6
Change in trade accounts payables	23.2	(68.6)
Change in other current liabilities	(31.1)	4.8
Impact of changes in exchange rate	2.2	(18.0)

Net cash provided by operating activities	466.9	472.7

Contractual obligations

The following table sets forth our future cash obligations as of September 30, 2012:

	Payments Due by Period
In millions of U.S.$	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
Financial debt	55.2	22.1	1,198.3	617.5	1,893.1
Finance lease obligations (not discounted)	31.4	28.1	27.7	60.3	147.5
Operating leases (a)	230.9	337.3	286.8	361.7	1,216.7
— Bareboat agreements	171.8	251.3	226.4	292.3	941.8
— Other operating lease agreement	59.1	86.0	60.4	69.4	274.9
Other long-term obligations (interests)	116.0	230.5	188.1	169.0	703.6

Total contractual cash obligations (b)	433.5	618.0	1,700.9	1,208.5	3,960.9

(a)	Includes the five-year marine charter agreement signed with Bourbon for six new support vessels and the time charter agreement for the seismic vessel Pacific Finder from July 13, 2012.
(b)	Payments in foreign currencies are converted into U.S. dollars at September 30, 2012 exchange rates.

Reconciliation of EBITDAS to U.S. GAAP

Summary of differences between IFRS and u.s. gaap with respect to EBITDAS

The principal differences between IFRS and U.S. GAAP as they relate to our EBITDAS relate to the treatment of pension plans and development costs.

Pension plan

Pursuant to an exemption provided by IFRS 1 “First-time adoption of IFRS”, we have elected to record unrecognized actuarial gains and losses as of January 1, 2004 to retained earnings. Under U.S. GAAP, this exemption is not applicable, which generates a difference resulting from the amortization of actuarial gains and losses recognized in statement of income.

Under IFRS, in accordance with IAS 19 – Revised, actuarial gains or losses are recognized in the statement of recognized income and expense (SORIE) attributable to shareholders.

Under U.S. GAAP, we apply Statement 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective for fiscal years ending after December 15, 2006.

Gains or losses are amortized over the remaining service period of employees expected to receive benefits under the plan, and therefore recognized in the income statement.

Development costs

Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	the Group has sufficient resources to complete development, and

•	The intangible asset is likely to generate future economic benefits.

Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.

Unaudited	Nine months ended September 30,
In millions of U.S.$	2012	2011
EBITDAS as reported	717.5	552.7
Actuarial gains (losses) on pension plan	(0.1)	(0.2)
Cancellation of IFRS capitalization of development costs	(21.0)	(17.3)

EBITDAS according to U.S. GAAP	696.4	535.2

Item 3: CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-166250 AND NO.333-158684) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGGVeritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Stéphane-Paul Frydman
Compagnie Générale de Géophysique Veritas (Registrant)

/s/ Stéphane-Paul Frydman
Stéphane-Paul Frydman Chief Financial Officer

Date: November 5, 2012